File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

              CHENGDU AES-KAIHUA GAS TURBINE POWER COMPANY LIMITED
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

     Foreign utility status is claimed by Chengdu AES-Kaihua Gas Turbine Power Company Limited ("Chengdu AES-Kaihua") located in Sichuan Province, the People's Republic of China ("PRC"). Chengdu AES-Kaihua is the owner and operator of a 2 x 24 MW natural gas-fired power plant under construction in Chengdu, Sichuan Province, PRC. This facility is scheduled to be completed in the third quarter of 1997.

     Chengdu AES-Kaihua is a 16-year, sino-foreign cooperative joint venture enterprise formed among AES China Generating Co. Ltd. ("AES Chigen"), Chengdu Huaxi Electric Power (Group) Shareholding Company Ltd. ("Huaxi"), China National Aero-Engine Corporation ("CAREC") and Huachuan Petroleum and Natural Gas Exploration and Development Company ("Huachuan"). Each party's respective ownership interest in Chengdu is as follows: (i) AES Chigen, 35%, (ii) Huaxi, 25%, (iii) CAREC, 30%, and (iv) Huachuan, 10%. Effective on October 29, 1997, the AES Corporation owns 100% of AES Chigen's outstanding voting shares.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                     By : __________________________
                                          William R. Luraschi
                                          General Counsel
                                          The AES Corporation
                                          1001 N. 19th Street
                                          Arlington, Virginia 22209
                                          (703) 522-1315


Dated :    October 29, 1997